FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Carden, William J. (Last) (First) (Middle) 7700 Irvine Center Drive, Suite 555 (Street) Irvine, CA 92618 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol American Spectrum Realty, Inc. AQQ 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) December 3, 2002 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

   X   10% Owner

   X   Officer (give title below)

        Other (specify below)

Chairman,CEO, Acting CFO and President

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

        Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 3 & 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/3/02		P		800	A	4.30	96,882	I	By No.-So., Inc. (2)
Common Stock	12/3/02		P		1,000	A	4.15	97,882	I	By No.-So., Inc. (2)
Common Stock	12/4/02		P		200	A	4.40	98,082	I	By No.-So., Inc. (2)
								4,000	I	By Trust for Daughter (3)
								6,000	I	By Wife's IRA (3)
								8,886	I	By American Spectrum Real Estate Services, Inc. (2)
								50,312	I	By Meadow Wood Village, Ltd. (2)
								257,253	I	By wife (3)
								303,671	I	By CGS Real Estate Company, Inc. (2)
								51,518	D (1)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

1) 17,500 shares of the common stock is subject to repurchase by the Company, on termination of the undersigned's employment for a price of $.01 per share.  The repurchase option lapses in four equal installments on the first, second, third and fourth anniversay of the date of grant.

2) The shares reported as owned exceed the undersigned's pecuniary interest in the shares held by these entities.

3) The undersigned disclaims beneficial ownership of the shares held by his wife and children and the family trusts and this report shall not be deemed an admission that the shares are owned for the purposes of Section 16(b) or any other purpose.

William J. Carden ** Signature of Reporting Person	December 5, 2002 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002